GREAT PLAINS ETHANOL, LLC

27716 462nd Avenue

Chancellor, SD  57015

July 12, 2005

Rufus Decker, Branch Chief
Nudrat Salik, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 5th Street N.W., Stop 4-5
Washington, DC  20549

RE:	Great Plains Ethanol, LLC
Form 10-KSB for the fiscal year ended December 31, 2004 (File No. 0-49779)

Dear Mr. Decker and Ms. Salik:

This letter responds to your review letter dated June 23, 2005.  Thank you for allowing us a few extra days to respond to your letter. Please find enclosed your review comments, which we have outlined as A through B (i-iv), and our comments and/or revised disclosure.

A.                                   Management’s Discussion and Analysis

Indebtedness, page 23

2.               Please revise your table of contractual cash obligations to include estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Our Revised Disclosure:

	Payment due by period
Contractual Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Long-Term Debt Obligations (1)	27,162,515	3,544,652	6.807,200	6,807,200	10,003,463
Electrical Purchase Agreements	1,171,000	338,000	709,000	124,000	0
Natural Purchase Agreements	2,879,500	352,600	705,200	705,200	1,116,500
Related Party Purchase Agreements	5,577,706	622,616	1,142,806	1,203,419	2,608,865
Total Contractual Cash Obligations	36,790,721	4,857,868	9,364,206	8,839,819	13,728,828

(1) Includes all principal and interest payments to be made by Great Plains Ethanol, LLC on existing debt as of December 31, 2004.  Interest payments are based on an annual interest rate of 5.03% on the $26.5 million note.  This does not include any amounts for the $6 million revolving credit note or the $3 million revolving line of credit since there was no principal balance outstanding on either note as of December 31, 2004.

B.                                     Financial Statements

(i)                                     Balance Sheet page F-23.

3. Given that your Form 8-K filed on February 10, 2005 indicates that the cash distribution of $2,245,200 was not approved by the Board of Managers until January 26, 2005, it is not clear why you have accrued for this amount at December 31, 2004.  Please advise.

Our Comment:

The first reason for accruing this amount at December 31, 2004 is the result of our Operating Agreement (the “Agreement”) and our Allocation and Distribution Policy (the “Policy”). Under Section 6.2 of the Agreement, the most recent copy of which can be found in Exhibit 3.5 of our Form 10-KSB dated December 31, 2004, we are required to distribute to our Members on an annual basis a minimum of 20% of net cash from operations, provided net cash from operations exceeds $500,000.00 per year and such distribution does not violate or cause us to default under any terms of any of our credit facilities or debt instruments. Because sufficient cash from operations was generated in and attributable to 2004, we declared on January 26, 2005 the $2.245 million distribution.

In addition, when distributions are declared by our Board of Managers, our Policy requires that all distributions be made to Members of record as of the last day of the previous trimester. Under the Agreement and Policy, we have three trimesters in a given year, the first beginning on January 1, the second beginning on May 1, and the third and final beginning on September 1. Thus, for example, the distribution declared on January 26, 2005 (during the first trimester) was required by our Policy to be made to all Members of record as of December 31, 2004.

This Policy, whereby we make distributions to Members of record as of the last day of the previous Trimester, is done primarily for the purpose of treating our Members fairly and equitably. The goal is to match the distribution of cash to the Member to the trimester or period in which it was earned by us. A distribution declared in the first trimester is usually based on our cash flow from operations generated in the previous trimester or final trimester of the previous year. If a Member sells his or her capital units during the third and final trimester—where record transfer of ownership occurs on the first day of the next trimester pursuant to Section 4.1(b) of the Agreement—we are thus able to provide that Member the benefit of owning those capital units during the third and final trimester, as he or she will be awarded the distribution. In short, because the Agreement and Policy have the effect of attributing the $2.245 million distribution to 2004, we accrued this amount at December 31, 2004.

A second reason for accruing this amount at December 31, 2004 was based on SAB topic 1.B.3 (A). Although this topic relates to dividends declared by a subsidiary, we felt it analogous and applicable to our situation, particularly in light of the above discussion. Under this topic, dividends may be given retroactive effect in the balance sheet when such dividends are declared subsequent to the balance sheet date, provided appropriate footnote disclosure is made. Since our distribution was declared on January 26, 2005, we believed that, based on this topic, it needed to be accrued retroactively to December 31, 2004. We, however, disclosed in a footnote on page F-14 (second to the last paragraph) of our Form 10-KSB only a portion of our distribution policy and requirements. When applicable, additional disclosure will be provided in future filings to comply fully with this topic.

(ii)                                  Note 2 — Summary of Significant Accounting Policies, page F-8

4. Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item.  Please also disclose whether you include inbound freight charge, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

•                  In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Our Revised Disclosure:

Cost of Revenues – The primary components of costs of revenues from the production of ethanol and related co-product, are corn expense, energy expense (natural gas and electricity), raw materials expense (chemicals and denaturants), shipping costs on sales, and direct labor costs.

Shipping costs incurred by the Company are recorded as a component of cost of revenues.  Shipping costs in cost of revenues include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs.

General and Administrative Expenses – The primary components of general and administrative expenses are management fee expense, administrative payroll expense, insurance expense and professional fee expense (legal and audit).

Our Comment:

While the first sentence under the existing disclosure for “Shipping Costs” under our Form 10-KSB accurately reflects how we account for shipping costs on the cost of revenues side, the next two sentences do not accurately reflect how we account for shipping costs on the revenue side. Shipping costs incurred in the marketing and sale of ethanol and distillers grains are recorded as a component of cost of revenues. However, shipping costs in the marketing and sale of ethanol are not deducted from the gross sales price, but are actually included in the gross sales price. Revenue, in addition, is recorded based on the gross sales price arranged or provided by the marketer of distillers grains and the exclusive purchaser of ethanol.

(iii)                               Shipping Costs, page F-8

5.               Please tell us how you calculated that shipping costs arranged by the marketer should be treated as a reduction of the gross sales price in recording revenue.  Please also address the following:

•                  Please confirm that all of your ethanol and by-products are sold by the same marketer;

•                  Please tell us whether the customers receive invoices with your name on them or with your marketer’s name;

•                  Please tell us whether the customer thinks that they are buying from you or the marketer;

•                  Please tell us whether the shipping costs are presented separately on the invoice sent to customers; and

•                  Please tell us the amount of shipping costs deducted from revenues for each of the 2 years ended December 31, 2004 as well as the three months ended March 31, 2005.

Our Comment:

As indicated in “Our Comment” to paragraph four above, shipping costs relative to the sale of ethanol and distillers grains are a component of gross revenues and are also a component of cost of revenues.  Revenue is recorded based on a gross sales price received by our “marketer” of distillers grains, Dakota Gold Marketing, and the gross sales price received by the exclusive purchaser of our ethanol, Ethanol Products, LLC. The gross sales price includes shipping costs and marketing fees in connection with the sale of ethanol and distillers grains.  The ethanol produced at our plant is purchased exclusively by Ethanol Products which, in turn, markets and sells the ethanol to its customers located throughout the United States. Distillers grains, on the other hand, are exclusively marketed on an agency basis by and through Dakota Gold Marketing, which sells the distillers grains on our behalf to the various purchasers.  Both the ethanol and distillers grains’ marketing arrangements are based on marketing contracts with Dakota Gold Marketing and Ethanol Products.

With respect to the sale of distillers grains, a purchaser of distillers grains receives an invoice directly from Dakota Gold Marketing with Dakota Gold Marketing’s name on it.  Shipping costs and marketing fees related to the sale, however, are not included on the invoice sent to the purchaser, as the only items on the invoice are the sales price, freight surcharge and any applicable tax.  We account for these shipping and marketing costs through the use of an on-line report and payment remittance report provided by Dakota Gold Marketing, which details the shipping costs, marketing fees and price for sales. Presumably, based solely on the invoice, a customer who purchases distillers grains believes that it is purchasing distillers grains from Dakota Gold Marketing.

With respect to the sale of ethanol, when Ethanol Products, LLC provides us with a shipping/purchase order for its purchase of ethanol, the order contains a gross sales price. Included in the gross sales price is an itemization for shipping costs and marketing fees with respect to the sale. We account for these shipping and marketing costs through the use of an on-line report provided by Ethanol Products, which details the actual shipping costs, marketing fees and price for sales.  A customer who purchases ethanol from Ethanol Products believes it is purchasing ethanol directly from Ethanol Products, as opposed to us, because the invoice generated by Ethanol Products is between Ethanol Products and the customer.

Shipping costs relating to the sale of ethanol, which were included in gross revenues and cost of revenues, were $659,268 and $600,642 for December 31, 2004 and December 31, 2003, respectfully.  Shipping costs included in gross revenues and cost of revenues for the three months ended March 31, 2005, were $189,437.

Shipping costs relating to the sale of distillers grains, which are included in gross revenues and cost of revenues, were $2,532,911 and $1,829,539 for December 31, 2004 and December 31, 2003, respectfully.  Shipping costs included in gross revenues and cost of revenues for the three months ended March 31, 2005, were $910,028.

(iv)                              Property and Equipment page F-l0

6.  Please separately discuss the types of assets under the Equipment category that fall in each part of the range disclosed.

Our Revised Disclosure (changes are underlined):

Property and Equipment.

Property and equipment is stated at cost.  Significant additions and betterments are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred.  Depreciation on assets placed in service is computed using the straight-line method over estimated useful lives as follows:

Site Improvements	40 years

Buildings	40 years
Equipment	3-20 years

“Site Improvements” consist of landscaping, additional fencing, and improvements to the roads for entering and exiting the plant.

“Buildings” consist of process, mechanical and grain buildings, administrative offices, and sheds.

“Equipment” consists of grain systems, trucks, mechanical and electrical production and process equipment, cooling towers, boilers, field sensors, and power supplies.

****	***	* * *

In connection with response to the Commission’s review letter, we acknowledge and understand all of the following:

1.               That we are responsible for the adequacy and accuracy of the disclosure in our filing;

2.               That the Commission’s staff comments or changes to disclosures or responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               That we may not assert Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person on the federal securities laws of the United States.

This concludes our response to your review letter.  We hope that our revisions and comments have satisfied your concerns and questions.  We look forward to working with you in resolving these issues.  If you have any further questions or comments, or need supplemental documentation, please contact me at (605) 647-0040, or in my absence, Terry Wastell, Controller.  Thank you.

Sincerely,

GREAT PLAINS ETHANOL, LLC

/s/ Rick Serie
Rick A. Serie, General Manager

cc:	Dan Loveland, Broin Companies
Larry Ward, Broin Companies
Terry Wastell, Controller
Chris Lent, Woods, Fuller, Shultz & Smith P.C.